Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-207707

Social Reality, Inc.

Prospectus Supplement No. 1 dated September 20, 2016

(To Prospectus dated March 29, 2016)

This Prospectus Supplement supplements information contained in that certain Prospectus, dated March 29, 2016, relating to the offer and sale by the selling security holders of up to 3,210,000 shares of our outstanding Class A common stock and up to an additional 7,687,668 shares of our Class A common stock which are issuable upon the possible exercise of outstanding warrants with exercise prices ranging from $1.00 to $2.00 per share, subject to adjustment.  This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus.

Reverse Stock Split and Extension of Warrant Expiration Date of Certain Warrants

On September 19, 2016, we filed a Current Report on Form 8-K announcing a 1-for-5 reverse stock split of our Class A common stock effective September 20, 2016.  The Current Report on Form 8-K also announced that we have extended the expiration date of certain outstanding common stock purchase warrants previously expiring between October 8, 2016 and November 6, 2016 to 5 p.m., Eastern time, on March 31, 2017.  The following paragraphs are hereby added to the disclosure, to be inserted in the Prospectus Summary after the "Summary of the Offering" on page 3 of the Prospectus:

Recent events

On September 20, 2016 we effected a one for five (1:5) reverse stock split of our outstanding Class A common stock.  Our Class A common stock began trading on a split-adjusted basis on September 20, 2016.  As a result of the reverse stock split, every five shares of our Class A common stock was combined into one share of Class A common stock. No fractional shares were issued and all fractional shares were rounded up to the nearest whole share.  The reverse stock split affects all of our Class A common stock, stock options, restricted stock awards and warrants outstanding on the effective date. The number of shares of our Class A common stock outstanding was reduced from 29,993,309 shares to approximately 5,998,662 shares immediately following the reverse stock split, subject to rounding.  As a result of the reverse stock split, this prospectus now covers the resale of 2,179,536 shares of our Class A common stock by the selling security holders.

Included in the shares registered for resale by the selling security holders were 3,210,000 shares of Class A common stock underlying warrants issued between October 8, 2013 and November 6, 2013 with an exercise price of $1.00 per share.  As a result of the reverse stock split, these warrants have been adjusted to warrants to purchase 641,001 shares of our Class A common stock with an exercise price of $5.00 per share.  On September 19, 2016 our board of directors extended the expiration date of these warrants from between October 8, 2016 and November 6, 2016 to 5 p.m., Eastern time, on March 31, 2017.

Investing in our Class A common stock involves a high degree of risks. See “Risk Factors” beginning on page 4 of the original Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 1 is September 20, 2016.